Mail Stop 3561

March 12, 2009

Marc D. Stolzman
Chief Financial Officer
Blue Nile, Inc.
705 Fifth Avenue South, Suite 900
Seattle, Washington 98104

> **Re:** **Blue Nile, Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2007**
> **Filed February 27, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 18, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 29, 2008**
> **Filed August 8, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 28, 2008**
> **Filed November 7, 2008**
> **File No. 000-50763**

Dear Mr. Stolzman:

We have completed our review of the above referenced filings and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director